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Minority-owned
The Million Marathon Fund

Real Estate Office

10411 Motor City Dr, Suite 350
Bethesda, MD 20817
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THE PITCH
The Million Marathon Fund is seeking investment to build luxury home developments in the DC region. High mortgage rates have created historically tight housing market conditions. As a result, the demand for new construction is exceptionally high. Soleil at Bowie LLC, a gated 21 home luxury community under development in the DC metro region, provides investors an opportunity to participate directly in the soaring demand for new homes.
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Overview

Soleil at Bowie offers four spacious modern home designs inspired by the architecture of a European farmhouse. Each home features 2 garages, top-of-the-line finishes, open floor plan, and so much more. This thoughtfully designed boutique community of 21 homes is in the heart of Bowie, just minutes from every convenience. Soleil at Bowie redefines luxury living in an ideal location that buyers can call home.

Home Models

Henri

Elise

Louis

Romain

Home Designs Highlights:

Open-Concept living

Gourmet kitchen with large waterfall center kitchen and walk-in pantry

Primary suites with sitting area and spa-like primary bath

Secondary bedrooms feature either private or Jack-and-Jill baths

Return on Investment:

This project offers investors a great opportunity to tap into the soaring demand for new homes.

Investors can earn up to 40% on their investment and get 100% of their investment back in less than 24 months.

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This is a preview. It will become public when you start accepting investment.

SOLEIL AT BOWIE SALES BROCHURE
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SOLEIL AT BOWIE CONCEPTUAL VIDEO
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A private community of 21 home sites, blending innovative green home designs with modern architecture, resulting in a one-of-a-kind community of luxury single-family homes nestled in beautiful Prince George's County.

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UNDER CONTRACT HOMES

Soleil at Bowie is currently 0% sold out - making this offering a secured investment.

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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Site Plan

Soleil at Bowie features new single-family homes on 21 0.5 to 1.2+ acre homesites. Buyers will enjoy the privacy of living in a secluded community with the convenience of many amenities located just minutes away.

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SOLEIL AT BOWIE SITE PLAN
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Project Timeline

Grading Permits Obtained

Status: Completed

Outcome: Construction has commenced

Utility Permits

Status: Awaiting approval.

Outcome: Will finalize site development.

Individual Building Permits

Action: To be secured once utility permits are received.

Outcome: Enables construction of contracted homes.

Vertical Construction Phase

Timeline: Begins after site development completion.

Duration: Each home will take approximately 7 months from foundation placement.

Home Sales Commencement

Start Date: Spring 2024.

Rate: 2 homes per month.

Full Sell-Out/Project Completion

Anticipated Date: Summer 2025.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Nelson Epega
CEO & Founder

Nelson founded The Million Marathon Fund using his experience in real estate development at Bando Investment Group, a company he also founded, to uncover new wealth-generating opportunities. His goal is to empower investors by offering access to a broader range of investment opportunities.

BS, Economics, University of Essex

Moshe Landman
Investor Relations Manager

As an experienced investment professional with over two decades of expertise, Moshe is the go-to expert for all your investing needs, having worked extensively in mutual funds, life insurance products, hard money investments (precious metals), residential and commercial real estate development projects, and mortgage products. He's the perfect liaison to help you navigate the The Million Marathon Fund, providing reliable advice and answers to any questions you may have about your investment account.

MBA, George Mason University

JD, Georgetown University

Don Yocham, CFA
Finance Manager

Don's 30-year's in capital markets has included extensive experience trading, analyzing and investing in futures, options, stocks, bonds, commodities, and real estate. During the course of his career, he doubled recurring revenue in one year for $500M RIA, drove alternative asset AUM from $6B to $60B in five years for institutional money manager, and generated $1 million in hedging profits for $1B regional bank.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
General housing construction expenses $93,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3
Gross Sales $20,608,000 $11,200,000 $0
Cost of Goods Sold $1,792,000 $896,000 $0
Gross Profit $18,816,000 $10,304,000 $0

EXPENSES

Construction $16,408,943 $0 $0
Interest $1,722,577 $70,664 $0
Operating Profit $684,480 $10,233,336 $0
This information is provided by The Million Marathon Fund. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Soleil at Bowie Pitch Deck.pdf
Investment Round Status

$100,000

TARGET

$800,000

MAXIMUM

This investment round closes on August 14th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Soleil at Bowie LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 0.5%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2026
Financial Condition
Historical milestones

The Soleil at Bowie LLC has been operating since April, 2022 and has since achieved the following milestones:

Acquired 14 acres in Bowie, MD for 21 lot luxury home development for $1.6 million

Amount invested by Bando Investment Group (the developer) on capital improvements include:

$202,350 for clearing and demolition

$259,350 for grading & earthwork

$156,000 for sediment control

$98,000 to install storm sewer system

Received all permits required to begin constructing homes

Secured financing to complete all construction

Presold 21 lots as of the end of September, 2023

Historical financial performance is not necessarily predictive of future performance.

No operating history

Soleil at Bowie LLC was established in April, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Soleil at Bowie has a strong liquidity position due to its secured credit lines to complete construction and generate revenue from the sale of the homes. The market value of the completed homes will exceed the credit line by significant margin. Raising capital on Mainvest and deploying the capital to grow the business will have an insignificant impact on company liquidity.

Subsequent events to historical financials

Since the latest available financial statements of Soleil at Bowie LLC, we have had the following material changes and trends:

Bando Investment Group (the developer) has continued to fund development of the land in the amounts below:

Clearing & Demolition: $202,350 Grading & Earthwork: $259,350 Sediment Control: $156,000 Storm Sewer: $98,000 Miscellaneous Items: $96,150 Soft costs: $21,000

As of September 21, 2023, 13 of the 21 lots on Fletchertown Road have been presold.

Other outstanding debt or equity

As of August 31, 2023, Soleil at Bowie LLC has debt of $1.1 million of debt outstanding and a cash balance of $10,122. This debt is sourced primarily from individual investors but will not be senior to any investment raised on Mainvest. In addition to the Soleil at Bowie LLCs outstanding debt and the debt raised on Mainvest, Soleil at Bowie LLC may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Soleil at Bowie LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Soleil at Bowie LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Soleil at Bowie LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Soleil at Bowie LLC core business or the inability to compete successfully against the with other competitors could negatively affect Soleil at Bowie LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Soleil at Bowie LLC's management or vote on and/or influence any managerial decisions regarding Soleil at Bowie LLC. Furthermore, if the founders or other key personnel of Soleil at Bowie LLC were to leave Soleil at Bowie LLC or become unable to work, Soleil at Bowie LLC(and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Soleil at Bowie LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Soleil at Bowie LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Soleil at Bowie LLC might need to raise more capital in the future to complete construction of homes. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Soleil at Bowie LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Soleil at Bowie LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Soleil at Bowie LLC's financial performance or ability to continue to operate. In the event Soleil at Bowie LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Soleil at Bowie LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Soleil at Bowie LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Soleil at Bowie LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Soleil at Bowie LLC will carry some insurance, Soleil at Bowie LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Soleil at Bowie LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Soleil at Bowie LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Soleil at Bowie LLC's management will coincide: you both want Soleil at Bowie LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Soleil at Bowie LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Soleil at Bowie LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Soleil at Bowie LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Soleil at Bowie LLC or management), which is responsible for monitoring Soleil at Bowie LLC's compliance with the law. Soleil at Bowie LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Soleil at Bowie LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Soleil at Bowie LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Soleil at Bowie LLC, and the revenue of Soleil at Bowie LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Limited Operating History

Soleil at Bowie LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Million Marathon Fund. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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